UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 25, 2011	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

CSR plc

(incorporated and registered

in England and Wales, number 04187346)

CHAIRMAN’S LETTER

AND NOTICE OF

ANNUAL GENERAL MEETING

WEDNESDAY 18 MAY 2011

Notice of the Annual General Meeting of CSR plc to be held at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY on Wednesday 18 May 2011 at noon is set out in this circular.

Whether or not you propose to attend the Annual General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form.

The proxy form must be received not less than 48 hours before the time set for the holding of the Annual General Meeting.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take, you should immediately consult your independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in CSR plc, please hand this document and the accompanying form of proxy to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

ANNUAL GENERAL MEETING

Dear Shareholder

I have pleasure in sending you the Notice of this year’s Annual General Meeting of CSR plc (the ‘Company’) to be held at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY at noon on Wednesday 18 May 2011 (the ‘Meeting’). The formal Notice of the Annual General Meeting begins on page 4.

The business to be considered at the Meeting is set out in the Notice together with the explanatory notes concerning each of the resolutions.

One director, Ms Teresa Vega, is standing for election at this year’s Annual General Meeting, having been appointed to the Board since the last annual general meeting. The remaining nine directors of the Board are standing for re-election as suggested by the new UK Corporate Governance Code. The UK Corporate Governance Code provides that all directors of FTSE 350 companies should be subject to annual re-election by shareholders for the financial years beginning on or after 29 June 2010. The Board has decided to adopt the provision with effect from the current financial year. Accordingly, all the directors of the Board, with the exception of Ms Vega, are standing for re-election. Those standing for re-election include executive directors Mr Joep van Beurden, Chief Executive Officer, Mr Kanwar Chadha, Chief Marketing Officer, Mr Will Gardiner, Chief Financial Officer and Mr Chris Ladas, Senior Vice President of Operations. In addition, the non-executive directors Mr Andrew Allner, Mr Anthony Carlisle, Mr James Collier, Mr Sergio Giacoletto-Roggio and myself as non-executive Chairman will also be standing for re-election.

A summary of the background and experience of each director is provided in the explanatory notes to Resolutions 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12.

The Board considers that all directors standing for election provide a significant contribution to the Company and to the Board and unanimously recommends their election or re-election (as the case may be).

The Meeting will transact several items of business by way of special resolution (which requires not less than a 75% majority of the votes cast to be in favour of the resolution rather than a majority as for ordinary resolutions). These include items dealing with the disapplication of pre-emption rights, the Company’s power to purchase its own shares, and shortened notice periods when calling general meetings, other than when calling an annual general meeting. These resolutions are explained in more detail in the explanatory notes to Resolutions 18, 19 and 20.

In accordance with ABI Guidelines relating to directors’ power to allot and disapply pre-emption rights, we propose to renew the authorities granted at last year’s annual general meeting, to allow directors to issue new shares worth up to two-thirds of the existing capital of the Company and to issue new shares for cash other than pro-rata to existing shareholders, in the case of a compensatory rights issue, without holding a shareholder general meeting. These are reflected in Resolutions 17 and 18 respectively.

One of the requirements of the Shareholders’ Rights Regulations is that all general meetings must be held on 21 days’ notice unless shareholders agree to a shorter notice period. On the basis of a resolution passed at last year’s annual general meeting, we are currently able to call general meetings (other than annual general meetings) on 14 days’ notice. We are therefore proposing an equivalent resolution (Resolution 20) at the Meeting so that we can continue to do so.

Your directors consider that each resolution to be proposed at the Meeting is in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Your Board very much hopes you will be able to attend the Meeting and we look forward to having the opportunity of speaking with you. We do however appreciate it is not always possible for shareholders to attend in person. Even though you may not be able to attend, your vote is still important, and I would urge you to complete, sign and return the accompanying form of proxy. Alternatively, shareholders may also register their proxy appointment and voting instructions electronically. Please refer to the Guidance Notes on pages 13 to 15 for more details.

The following documents will be available for inspection at the registered office of the Company during normal business hours on any weekday (except Saturdays, Sundays and public holidays) until the time of the Annual General Meeting and at the Annual General Meeting location from 15 minutes before the Annual General Meeting until it ends:

•	copies of the executive directors’ service contracts; and

•	copies of the letters of appointment of the non-executive directors.

Yours faithfully

Ron Mackintosh

Chairman

15 March 2011

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of CSR plc (the ‘Company’) will be held at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY on Wednesday 18 May 2011 at noon. You will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 18 to 20 (inclusive) will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

Resolution 1

To receive the Company’s Annual Report and Accounts for the 52 week period ended 31 December 2010, together with the reports of the directors and auditors.

Resolution 2

To approve the Directors’ Remuneration Report for the 52 week period ended 31 December 2010, as set out in the Company’s Annual Report.

Resolution 3

To re-elect Mr Joep van Beurden as a director of the Company.

Resolution 4

To re-elect Mr Kanwar Chadha as a director of the Company.

Resolution 5

To re-elect Mr Will Gardiner as a director of the Company.

Resolution 6

To re-elect Mr Chris Ladas as a director of the Company.

Resolution 7

To re-elect Mr Andrew Allner as a director of the Company.

Resolution 8

To re-elect Mr Anthony Carlisle as a director of the Company.

Resolution 9

To re-elect Mr James Collier as a director of the Company.

Resolution 10

To re-elect Mr Sergio Giacoletto-Roggio as a director of the Company.

Resolution 11

To re-elect Mr Ron Mackintosh as a director of the Company.

Resolution 12

To elect Ms Teresa Vega, who has been appointed as a director of the Company since the last annual general meeting, as a director of the Company.

Resolution 13

To re-appoint Deloitte LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which audited accounts are laid before the Company.

Resolution 14

To authorise the directors to determine the remuneration of the auditors.

Resolution 15

To authorise the payment of a final dividend on the Company’s ordinary shares of 4p per share for the 52 weeks ended 31 December 2010 on 3 June 2011 to shareholders on the register at the close of business on 13 May 2011.

Special Business

Resolution 16

That, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at any time during the period for which the resolution has effect, be and are hereby authorised, in aggregate, during the period beginning with the date of the passing of this resolution and ending on the conclusion of the annual general meeting of the Company in 2012 (unless such authority is previously renewed, varied or revoked by the Company in a general meeting), to:

(i)	make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;

(ii)	make political donations to political organisations other than political parties not exceeding £12,500 in total; and

(iii)	incur political expenditure not exceeding £12,500 in total.

For the purposes of this resolution the terms ‘political donation’, ‘political parties’, ‘independent election candidates’, ‘political organisations’ and ‘political expenditure’ shall have the meanings given by sections 363 to 365 of the Companies Act 2006.

Resolution 17

That the Board be generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company:

(A)	up to a nominal amount of £58,660 (such amount to be reduced by the nominal amount allotted or granted under paragraph (B) below in excess of such sum); and

(B)	comprising equity securities (as defined in section 560(1) of the Companies Act 2006) up to a nominal amount of £117,320 (such amount to be reduced by any allotments or grants made under paragraph (A) above) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 18 August 2012) but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

Special Resolutions

Resolution 18

That, if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)	to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under Resolution 17(B), by way of a rights issue only):

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities, as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B)	in the case of the authority granted under Resolution 17(A) and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under Resolution 18(A) above) of equity securities or sale of treasury shares up to a nominal amount of £8,790, such power to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 18 August 2012) but in each case, during this period the Company may make offers, and enter into agreements, during the relevant period which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

Resolution 19

That the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1p each, such power to be limited:

(A)	to a maximum number of 17,599,800 ordinary shares (10% of the Company’s issued share capital);

(B)	by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1p;

(C)	by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of:

(i)	an amount equal to 5% above the average middle market quotation of an ordinary share of the Company for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

such authority to apply until the end of next year’s annual general meeting (or, if earlier, at the close of business on 18 August 2012) but in each case so that the Company may, before such authority expires, enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

Resolution 20

That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

By Order of the Board

Brett Gladden

Company Secretary

15 March 2011

Registered office:

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 0WZ

Registered in England and Wales 04187346

Explanatory Notes to the Notice of Annual General Meeting

Resolution 2

The report on remuneration includes details of the Company’s policy on directors’ remuneration for the next financial year, a table of the directors’ emoluments and a line graph that shows total shareholder return (‘TSR’) for the Company from 31 December 2005 against the FTSE 250 index over the same period. The vote on the remuneration report is advisory in nature.

Resolutions 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12

Under the Company’s Articles of Association, all directors who have been appointed since the last annual general meeting or who have held office in the two preceding annual general meetings and who did not retire at either of them, must retire at the Annual General Meeting. Accordingly, Ms Teresa Vega is standing for election at this year’s Annual General Meeting, having been appointed to the Board since the last annual general meeting.

Ms Vega, a non-executive director, joined the Board on 27 October 2010. As a non-executive director, Ms Vega does not have a service contract with the Company. Ms Vega has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc., where she served as senior vice president between June 2005 and July 2007, leading their global CDMA handset business, and Lucent Technologies Inc., where she served as Chief Operating Officer of the wireless infrastructure unit for six years. In each of these organisations, Ms Vega led and built multi-billion dollar divisions and spearheaded major product launches. Ms Vega is presently non-executive chairman of UK-based Cambridge Broadband Networks Limited, non-executive chairman of Arieso Ltd (Newbury, UK) and non-executive chairman of ip.access Limited.

The UK Corporate Governance Code requires all directors of FTSE 350 companies to be subject to annual re-election by shareholders for the financial years beginning on or after 29 June 2010. The Board has decided to adopt these provisions with effect from the current financial year. Accordingly, all the directors of the Board, with the exception of Ms Vega, are standing for re-election.

Those standing for re-election in accordance with the UK Corporate Governance Code include executive directors Mr Joep van Beurden, Chief Executive Officer, Mr Kanwar Chadha, Chief Marketing Officer, Mr Will Gardiner, Chief Financial Officer and Mr Chris Ladas, Senior Vice President of Operations. Additionally standing for re-election are Mr Andrew Allner, non-executive director, Mr Anthony Carlisle, non-executive director, Mr James Collier, non-executive director, Mr Sergio Giacoletto-Roggio, non-executive director and Mr Ron Mackintosh, non-executive Chairman.

Mr van Beurden was appointed Chief Executive Officer on 1 November 2007. Prior to joining the Company, Mr van Beurden was Chief Executive of NexWave Inc. and previously held senior positions at Canesta Inc., a fabless semiconductor company in San Jose, California and Philips Components also in San Jose. Prior to that, Mr van Beurden had worked for five years for management and strategy consultants McKinsey & Company in Amsterdam. Mr van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia. In January 2009, Mr van Beurden was appointed a director of the Global Semiconductor Alliance (GSA), a not-for-profit organisation supporting collaboration, supply chain integration and innovation in the global semiconductor industry. In December 2009, the GSA appointed Mr van Beurden as a Vice Chairman.

Mr Chadha, Chief Marketing Officer, is responsible for establishing the Company’s corporate marketing strategies, positioning and strategic alliances. He joined the Company on 26 June 2009, following the acquisition of SiRF Technology Holdings Inc. where he was a founder, head of marketing and a member of the Board of Directors. Mr Chadha has over 25 years’ of experience in various marketing and management positions. Prior to founding SiRF, Mr Chadha served as general manager of the multimedia group and director of strategic marketing at S3 Inc., where he led the development of innovative audio and video processing technologies. Before joining S3 Inc., Mr Chadha co-founded AQuesT Inc., a developer of multimedia and 3D graphics acceleration products and served as its chairman. Prior to this, he worked at Intel in various product marketing positions.

Mr Gardiner joined the Company as Chief Financial Officer in June 2008. Prior to joining the Company, Mr Gardiner was Finance Director for Technology and Enterprise at BSkyB plc. Before its acquisition by BSkyB in 2006, Mr Gardiner had since 2001 been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr Gardiner held a number of senior roles within JPMorgan’s investment banking division, specialising in the telecoms and technology sectors.

Mr Ladas was appointed a director of the Company on 1 January 2008. He has served as the Company’s Senior Vice President, Operations since May 2000. Between January 1996 and May 2000, Mr Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, Mr Ladas held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. He is a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the GSA.

Mr Allner, a non-executive director, was appointed to the Board on 1 October 2008. Mr Allner was appointed Chairman of the Audit Committee on 27 May 2009 and is also member of the Remuneration and Nomination Committees. Mr Allner is currently Chairman of Marshalls plc, and also serves as non-executive director and Chairman of the Audit Committee at AZ Electronic Materials SA, The Go-Ahead Group plc and Northgate plc. Mr Allner has also been Group Finance Director of RHM plc, CEO of Enodis plc and has served in senior executive positions with Dalgety plc, Amersham International plc and Guinness plc. He is a former partner of PricewaterhouseCoopers and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Mr Carlisle, a non-executive director and Senior Independent Director, was appointed a non-executive director of the Company in July 2005 and was appointed as Senior Independent Director on 27 May 2009. Mr Carlisle is the Chief Executive of Citigate Dewe Rogerson Consultancy. He has over 30 years experience in marketing and communications, advising major companies in the UK and internationally.

Mr Collier, a non-executive director, co-founded the Company in 1999. He served as the Company’s Chief Technical Officer from 1999 and following public listing of the Company in March 2004 as an executive director until 31 August 2010. Mr Collier is currently Chief Executive of Neul Ltd, a mobile wireless data service provider, which was founded in September 2010. Mr Collier has over 25 years experience of working in companies developing and supplying advanced technology concepts and products. He has held executive and technical positions at Cambridge Consultants Ltd where he worked between 1984 and 1999 and prior to that at Schlumberger.

Mr Giacoletto-Roggio, a non-executive director and Chairman of the Remuneration Committee, was appointed to the Board on 4 January 2007. Mr Giacoletto-Roggio has over 30 years experience as a senior executive in global technology companies. Prior to his retirement in December 2008, Mr Giacoletto-Roggio was executive vice president of Oracle Corporation, in Europe, Middle East and Africa and a member of Oracle’s executive committee. He is presently a non-executive director of Logica plc and COLT Telecom SA and chairman of Sophis Holding (Luxembourg) SCA.

Mr Mackintosh, Chairman, has served as a non-executive director since May 2004 and was appointed Chairman with effect from 2 May 2007. Mr Mackintosh is a non-executive director of software company Fidessa Group plc. Mr Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr Mackintosh was chief executive of Computer Sciences Corporation’s European business, which had revenues of $2.5 billion. He is also a former director of Gemplus SA, and the former Chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy which, he co-founded in July 2000. Mr Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Resolution 13

Auditors have to be appointed at every general meeting at which accounts are presented to the shareholders. The current appointment of Deloitte LLP will end at the conclusion of the Annual General Meeting and it has advised its willingness to stand for re-appointment.

Resolution 14

Pursuant to section 492 of the Companies Act 2006, the remuneration of auditors appointed by the Company in general meeting should be fixed by the Company or in such manner as the Company in general meeting may determine. It is normal practice for a company’s directors to be authorised to agree how much the auditors should be paid.

Resolution 15

The Company proposes that a dividend be paid in respect of the 52 weeks ended 31 December 2010. The Board believes that an appropriate final dividend in respect of 2010 would be 4p per share, being 2/3 of a notional 6p full year dividend. If the resolution is passed, the dividend will be paid on 3 June 2011.

Resolution 16

The Companies Act 2006 (the ‘Act’) requires companies to obtain shareholder authority before they can make political donations or incur political expenditure in respect of a political party or other political organisation or an independent election candidate. The definitions of ‘political donation’, ‘political parties’, ‘independent election candidates’, ‘political organisations’ and ‘political expenditure’ used in the Act are very broad and, as a result, a number of normal business activities or business matters affecting the Company that would not be thought to be political donations or political expenditure in the usual sense, may qualify as a donation to a political party, political organisation or independent election candidate. Such activities are not designed to support any political party, political organisation or independent election candidate nor to influence public support for a particular party, organisation or candidate. To avoid any possibility of inadvertently contravening the Act, the directors consider that it would be prudent to follow the procedures specified in the Act to obtain shareholder approval for the Company and its subsidiaries to, in aggregate:

(i)	make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;

(ii)	make political donations to political organisations other than political parties not exceeding £12,500 in total; and

(iii)	incur political expenditure not exceeding £12,500 in total,

during the period up to the conclusion of the annual general meeting of the Company in 2012.

As permitted by the Act, the resolution extends not only to the Company but also covers all companies which are subsidiaries of the Company at any time the authority is in place. The Company’s policy remains that it does not, directly or through any subsidiary, make what are commonly regarded as donations to any political party, organisation or candidate, and the authority being requested from shareholders is not designed to change this policy.

Resolution 17

Paragraph (A) of this resolution would give the directors the authority to allot ordinary shares or grant rights to subscribe for or convert any securities into ordinary shares up to an aggregate nominal amount equal to £58,660 (representing 58,660,000 ordinary shares of 0.1 pence each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at 9 March 2011, the latest practicable date prior to publication of this Notice.

In line with guidance issued by the Association of British Insurers, paragraph (B) of this resolution would give the directors authority to allot ordinary shares or grant rights to subscribe for or convert any securities into ordinary shares in connection with a rights issue in favour of shareholders up to an aggregate nominal amount equal to £117,320 (representing 117,320,000 ordinary shares of 0.1 pence each), as reduced by the nominal amount of any shares issued under paragraph (A) of this resolution. This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital of the Company as at 9 March 2011, the latest practicable date prior to publication of this Notice.

The authorities sought under paragraphs (A) and (B) of this resolution will expire at the earlier of 18 August 2012 or the conclusion of the annual general meeting of the Company held in 2012.

As at 9 March 2011, there were 9,059,000 ordinary shares held by the Company in treasury.

Resolution 18

This resolution will be proposed as a special resolution, which requires not less than a 75% majority of the votes to be cast in favour, or, where votes are taken on a poll, by not less than a 75% majority of the total voting rights of eligible members who vote. It would give the directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be limited to allotments or sales in connection with pre-emptive offers and offers to holders of other equity securities if required by the rights of those shares or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of £8,790 (representing 8,790,000 ordinary shares). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of the Company as at 9 March 2011, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles (the ‘Principles’) regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders.

The authority will expire at the earlier of 18 August 2012 (the last date by which the Company must hold an annual general meeting in 2012) or the conclusion of the annual general meeting of the Company held in 2012.

Resolution 19

This resolution will be proposed as a special resolution, which requires not less than a 75% majority of the votes to be cast in favour, or, where votes are taken on a poll, by not less than a 75% majority of the total voting rights of eligible members who vote. The directors are proposing a special resolution under section 701 of the Companies Act 2006 to seek authority for the Company to purchase a maximum of 17,599,800 ordinary shares of the Company representing 10% of the ordinary shares in issue at the close of business on 9 March 2011, the latest practicable date prior to publication of this Notice. The minimum price, exclusive of expenses, which may be paid for an ordinary share, is the nominal value of 0.1 pence. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the highest of (i) an amount equal to 105% of the average market value for an ordinary share for the five business days immediately preceding the date of the purchase and (ii) the higher of the price of the last independent trade and the current highest independent bid on the trading venues where the purchase is carried out.

The Directors believe it is advantageous for the Company to continue to have flexibility to make market purchases of its own shares. As at 9 March 2011, the Company had purchased 9,059,000 ordinary shares. Shares which are purchased are either cancelled (and the number of shares in issue would be reduced accordingly) or retained as treasury shares. The Directors will consider holding any ordinary shares the Company may purchase as treasury shares. The Directors will only make purchases after consultation with advisers and if to do so would result in an increase in earnings per share and is in the best interests of shareholders generally.

The authority contained in the special resolution will expire at the earlier of 18 August 2012 or the conclusion of the annual general meeting of the Company held in 2012, but it is the current intention of the Directors to renew this authority annually. The total number of outstanding options to subscribe for new ordinary shares at 9 March 2011 was 12,881,966 (of which 318,739 were granted prior to the Company’s flotation on 2 March 2004 and 3,276,421 are outstanding arising from the options inherited with the acquisition of SiRF Technology Holdings Inc. (now CSR Technology Holdings Inc.)). This represents 7.32% of the Company’s issued ordinary share capital at 9 March 2011. If the existing authority given at the 2010 annual general meeting and the authority now being sought by Resolution 19 were to be fully used, the total number of outstanding options over ordinary shares at the date of this Notice would represent 8.88% of the Company’s issued ordinary share capital.

Resolution 20

This resolution will be proposed as a special resolution, which requires not less than a 75% majority of the votes to be cast in favour, or, where votes are taken on a poll, by not less than a 75%

majority of the total voting rights of eligible members who vote. This resolution is required to reflect changes made to the Companies Act 2006 by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’), which increases the notice period for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 days. Annual general meetings will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an annual general meeting) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability, Resolution 20 seeks such approval. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed.

The proposed shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole.

The changes to the Companies Act 2006 also mean that, in order to be able to call a general meeting on less than 21 days’ notice, the Company must make a means of electronic voting available to all shareholders for that meeting.

Guidance Notes

1.	Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this Notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company’s registrar, Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by telephone on 0871 384 2668 (calls to this number cost 8p per minute from a BT landline, other providers’ costs may vary. Lines are open between 8.30am and 5.30pm, Monday to Friday) or for overseas shareholders on +44 121 415 7047. Shareholders can lodge their form of proxy via www.sharevote.co.uk. For details on this process, please see paragraph 9 below.

2.	To be valid any proxy form or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL or at www.sharevote.co.uk as provided in paragraph 9, in each case no later than noon on Monday 16 May 2011.

3.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

4.	The return of a completed proxy form, other such instrument or any CREST Proxy Instruction (as described in paragraph 10 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

5.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

6.	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

7.	To be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6:00pm on Monday 16 May 2011 at the Company’s registered office, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, (or, in the event of any adjournment, 6:00pm on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8.	As at 9 March 2011, the Company’s issued share capital consists of 175,998,431 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 9 March 2011 was 175,998,431.

9.	You may, if you wish, register the appointment of your proxy electronically via the website www.sharevote.co.uk. To use sharevote you will need your Voting ID, Task ID and Shareholder Reference Number as printed on your Form of Proxy. Full details and instructions are given on the website. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by noon on 16 May 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

14.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

15.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

16.	Under section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require the company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Annual General Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

17.	Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

18.	A copy of this notice, and other information required by section 311A of the Companies Act 2006, can be found at www.csr.com.

19.

Under section 338 and section 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than Wednesday 6 April 2011, being the date 6 clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

20.	Except as provided above, members who have general queries about the Meeting should use the following means of communication (no other methods of communication will be accepted):

(i)	calling our shareholder helpline on 0871 384 2668 (calls to this number cost 8p per minute from a BT landline, other providers’ costs may vary. Lines are open between 8.30am and 5.30pm, Monday to Friday) or on +44 121 415 7047 for overseas shareholders; or

(ii)	the Company Secretary on 01223 692 000.

You may not use any electronic address provided either in this Notice of Annual General Meeting or any related documents (including the chairman’s letter and proxy form) to communicate with the Company for any purposes other than those expressly stated.

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 0WZ

www.csr.com

Printed by RR Donnelley, 139594

csr plc 2011 annual general meeting shareholder admission card

On arrival at the offices of Slaughter & May, proceed to the reception desk and ask for the CSR Annual General Meeting. Please bring with you a suitable form of personal identification (a driving licence, photo ID card, or passport would suffice). The route to the Annual General Meeting will be signposted.

If you come to the Annual General Meeting, please bring this card with you. It is evidence of your right to attend and vote at the Meeting. A map showing the location of the venue of the meeting is provided on the reverse of this card.

Form of Proxy – Annual General Meeting to be held at noon on Wednesday 18 May 2011.

Explanatory Notes for completing your Form of Proxy

If you will not be attending the Annual General Meeting to be held on Wednesday 18 May 2011, or might not do so, you can appoint another person as a proxy to attend and to speak and vote on your behalf at the meeting. Before completing the Form of Proxy, please read the guidance notes below and those on pages 13 to 15 of the accompanying Notice of the Annual General Meeting.

1 If you wish to appoint as your proxy someone other than the chairman of the meeting, insert the name of your chosen proxy in the space provided. If the proxy is being appointed in relation to part of your holding only, please enter next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. If this box is left blank they will be authorised in respect of your full voting entitlement.

2 To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Company’s Registrar, Equiniti on 0871 384 2668, (calls to this number cost 8p per minute from a BT landline, other providers’ costs may vary. Lines are open between 8.30am and 5.30pm, Monday to Friday), or you may photocopy this form. Overseas Shareholders should call +44 121 415 7047. Please indicate next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the relevant box if the proxy appointment is one of multiple appointments being made. All proxy forms must be signed and should be returned together in the same envelope. No proxy may be authorised to exercise votes which any other proxy has been authorised to exercise.

3 The ‘Vote Withheld’ option is provided to enable you to refrain from voting on any particular resolution. However it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

4 This Form of Proxy must, in the case of an individual, be signed by the appointor, or his/her attorney or, in the case of a corporation, be either given under its common seal or signed on its behalf by an attorney or duly authorised officer.

5 In the case of joint shareholders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint shareholder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company.

6 Any alterations to this Form of Proxy must be initialled by the person(s) under whose hand it is signed or executed.

7 To be valid, this Form of Proxy and any power of attorney or other authority under which it is executed (or a duly notarised copy thereof), must be lodged with the Company’s Registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL, United Kingdom no later than noon on Monday

16 May 2011.

8 You may, if you wish, register the appointment of your proxy electronically either via the website www.sharevote.co.uk or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. To use sharevote you will need your Voting ID, Task ID and Shareholder Reference Number, as printed on your Form of Proxy. Full details and instructions are given on the website. To use the CREST service please refer to the guidance notes on pages 13 to 15 of the accompanying Notice of the Annual General Meeting.

9 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST). CREST Personal Members or other CREST sponsored members and those CREST members who have appointed (a) service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

10 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by noon on Monday 16 May 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

12 The completion and return of this Form of Proxy will not preclude a member from attending the meeting and voting in person.

Csr CSR plc 2011 ANNUAL GENERAL MEETING FORM OF PROXY

VOTING ID TASK ID SHAREHOLDER REFERENCE NUMBER

You can submit your proxy instructions at www.sharevote.co.uk using the above numbers.

For use at the Annual General Meeting to be held at noon on Wednesday 18 May 2011.

I/We being (a) holder(s) of ordinary shares of 0.1p each in the capital of CSR plc (‘the Company’) hereby appoint the chairman of the meeting (please see Explanatory Note 1 in the accompanying notes for completing your Form of Proxy) or the following person (see Explanatory Note 1)

Please leave this box blank if you have selected the chairman of the meeting. Do not insert your own name(s).

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held at the offices of Slaughter & May,

One Bunhill Row, London EC1Y 8YY on Wednesday 18 May 2011 and at any adjournment thereof.

Please tick here if this proxy appointment is one of multiple appointments being made by the same shareholder.

* For the appointment of more than one proxy, please refer to Explanatory Note 2.

I/We direct my/our proxy to vote on the resolutions proposed at the Annual General Meeting in the manner indicated by an X in the appropriate column. Unless otherwise indicated, my/our proxy may exercise his discretion as to how he votes and whether or not he abstains from voting.

Vote

Ordinary resolutions

For Against Withheld

1 To receive the Company’s Annual Report and Accounts for the 52 week period ended 31December 2010

2 To approve the Directors’ Remuneration Report for the 52 week period ended 31 December 2010

3 To re-elect Mr Joep van Beurden as a director

4 To re-elect Mr Kanwar Chadha as a director

5 To re-elect Mr Will Gardiner as a director

6 To re-elect Mr Chris Ladas as a director

7 To re-elect Mr Andrew Allner as a director

8 To re-elect Mr Anthony Carlisle as a director

9 To re-elect Mr James Collier as a director

10 To re-elect Mr Sergio Giacoletto-Roggio as a director

11 To re-elect Mr Ron Mackintosh as a director

12 To elect Ms Teresa Vega as a director

13 To re-appoint Deloitte LLP as auditors

14 To authorise the directors to determine the remuneration of the auditors

15 To authorise the payment of a final dividend on the Company’s ordinary shares of 4p per share Special business

16 To authorise the Company and its subsidiaries to make political donations

17 To authorise the Company to allot shares pursuant to section 551 of the Companies Act 2006

Special resolutions

18 Pursuant to section 570 of the Companies Act 2006, to renew the disapplication of statutory pre-emption rights

19 To grant to the Company authority to purchase its own shares under section 701 of the Companies Act 2006

20 To authorise a general meeting (other than an annual general meeting) to be called on not less than 14 clear days’ notice

Signature (See Explanatory Notes 4 and 5)

If you would prefer, you may return this Form of Proxy in an envelope to Equiniti, FREEPOST SEA 10846, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL, United Kingdom.

No stamp is required.

To be valid, this form must be received no later than noon on Monday 16 May 2011.

BUSINESS REPLY SERVICE
Licence No. SEA 10646

Equiniti
Aspect House
Spencer Road
LANCING
BN99 6ZL

CSR plc 2011 ANNUAL GENERAL MEETING VENUE

Banner St
Luke St
Golden Lane
Dufferin St
Errol St
Bunhill Fields
City Rd
Tabernacle St
Paul St
Whitecross St
Lamb's Passage
Bunhill Row
HAC Ground
Worship St
Slaughter & May
Finsbury Square
Chiswell St
Earl St
Beech St
Barbican Arts Centre
Silk St
Wilson St
Sun St
Appold St
Barbican Stn
Moorgate
Moor Lane
Eldon St
Broadgate Circus
Sun St Passage
Museum of London
Fore St
Moorgate Stn
Finsbury Circus
Liverpool St Stn
Blomfield St
Liverpool St
A1211
A501
London Wall
A1211
Moorgate

BUSINESS REPLY SERVICE

Licence No. SEA 10846

csr plc 2011 annual general meeting venue

Directions to CSR plc’s Annual General Meeting at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY on Wednesday 18 May 2011 at noon.

From Liverpool Street:

Head north on Exchange Square and turn left into Primrose Street. Continue 400 feet and turn left at Appold Street. Continue onto Sun Street and cross City Road onto Chiswell Street. Continue onto Chiswell Street. Continue west past Bunhill Fields until Bunhill Row is on your right.

From Moorgate:

Head north on Moorgate and turn left onto Chiswell Street. Cross the road and continue west pass Bunhill Fields until Bunhill Row is on your right.Beech St Chiswell St Sun StBunhill RowMoorgate A501 Moorgate City RdTabernacle StWorship StMoor LaneBlomfield St Eldon StLiverpool St Sun St PassageDufferin StGolden LaneSilk StFore StWilson St Paul StLuke StFinsbury CircusAppold StEarl StBanner StWhitecross St Errol StFinsbury SquareLamb’sPassageBroadgateCircusMoorgate StnBarbicanStnBunhillFieldsSlaughter & MayLiverpool StStnMuseumof LondonBarbicanArts CentreHAC GroundA1211 London Wall A1211

EquinitiAspect HouseSpencer RoadLANCINGBN99 6ZL

Please note this map does not incorporate all of the street names